SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: Pebblebrook Hotel Trust

NAME OF PERSON RELYING ON EXEMPTION: UNITE HERE

ADDRESS OF PERSON RELYING ON EXEMPTION: 275 7th Avenue, 13th Floor, New York 10001

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

_____________________________________________________________________________________

November, 2018

Pebblebrook shareholders deserve answers about ongoing hotel strikes says UNITE HERE

New York, The LaSalle merger is expensive for Pebblebrook shareholders, and we believe that when Pebblebrook and LaSalle shareholders vote on the deal, they need to know the facts around ongoing hotel strikes and assess the impacts on the merger and merger funding.

Pebblebrook has a priority of closing and funding the LaSalle merger. We think investors should be aware of the following facts in assessing the risks and costs of the ongoing strikes in the context of this merger.

•       3 hotels in the combined company have been on strike for more than 1 month.

•       LaSalle’s Largest Hotel is on strike: Westin Copley Place in Boston, 9% of LaSalle’s EBITDA in 2017[i]

•       2 Pebblebrook high performing hotels are on strike, totaling 10% of Pebblebrook’s EBITDA in 2017[ii]

•       Westin Gaslamp San Diego & W Boston

•       Pebblebrook is putting Westin Copley Place in Boston up for sale to help fund the LaSalle merger, presumably seeking top dollar in the sale. But 400 workers at that hotel have been on strike for a month.

•       Given the strike is in its fifth week and ongoing, we cannot gauge the extent of long-term reputational impacts on the combined company or these hotels.

Pebblebrook is already paying top dollar for LaSalle, by virtue of the bidding war.[iii]

•       Since securing the deal, share price declines have pushed Pebblebrook’s stock ($33.48[iv]) below the cash portion of the merger consideration, which is pegged at $37.80.[v]

•       That makes the sale of the Westin Copley more important to fund the cash and reduce merger debt. And yet it is on strike. Shareholders should have an interest in getting the strike resolved promptly so the asset can garner top dollar.

•       The risk of strikes was known before October. Pebblebrook management knew at which properties it needed to secure union agreements to reduce the threat of disruptions in cash flow or other impacts.

•         The questions around why 3 Pebblebrook and LaSalle hotels are in the heart of Marriott strikes are unanswered by Pebblebrook.

•         Why did Marriott provoke strikes in 3 Pebblebrook/LaSalle properties?

•         What is Pebblebrook management doing to end the strikes?

•         What impact can the strike have on its asset sale?

•         If Pebblebrook is selling large union properties (NY, SF, Boston), why does it make sense for Pebblebrook to bear the brunt of these strikes?

This is one key moment where corporate governance ratings by ISS matter.

•       ISS rated Pebblebrook in the spring with an 8 (higher risk) on Board Structure, 8 (lower disclosure) on Labor Health and Safety, and a 9 (lower disclosure) on Social. [vi]

•       ISS rated LaSalle a 7 (higher risk) on Governance and 8 (lower disclosure) on Social. [vii]

•       Low disclosure related to high performing properties on strike means shareholders can’t assess these risks.

Given the pressure stock price declines have put on the merger, we believe shareholders need accurate information about what costs are associated with continuing strikes at high performing properties, whether the sale price of the Westin Copley Place could be impacted, and what Pebblebrook management is doing to protect shareholders.

UNITE HERE represents hospitality workers and is a member of the Council of Institutional Investors. Its members are beneficiaries of pension funds with over $60 billion in assets. Since 2012, UNITE HERE has worked to improve shareholder rights at hospitality REITs. See http://www.hotelcorpgov.org.

PLEASE NOTE: This is not a solicitation of authority to vote your proxy.  Please DO NOT send us your proxy card.   Return it to the proxy voting agent in the envelope that was provided to you. UNITE HERE is a small shareholder in LaSalle and Pebblebrook.  The cost of this solicitation is being borne entirely by UNITE HERE and is being done through the use of one or more of the following forms of communication: mail, e-mail, and/or telephone communication.

Contact: Dana Wise, dwise@unitehere.org, 202-431-8831 or Courtney Alexander, calexander@unitehere.org, 631-834-4681

[i] LaSalle Hotel Properties, 2017 year end results press release, 2/20/2018, http://ir.lasallehotels.com/static-files/1b1d6284-3790-42af-aaef-3c8cebcdaa35

[ii] Pebblebrook Hotels, 2017 year end results press release, 2/22/2018, EBITDA by property http://investor.pebblebrookhotels.com/file/Index?KeyFile=392301839

[iii] Bids increase from the first bid on March 6, 2018, to these bids April 13, 2018, April 20, 2018, August 21, 2018 DFANA

[iv] Yahoo Finance, 11/2/18 closing price

[v] https://finance.yahoo.com/quote/PEB/history?p=PEB

[vi] ISS, Pebblebrook Hotel Trust, report issued June 13, 2018, p. 9

[vii] ISS, LaSalle Hotel Properties Merger, meeting date September 6, 2018, report issued August 24, 2018